

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 13, 2016

<u>Via E-mail</u>
Sam Heidari
Chairman and Chief Executive Officer
Quantenna Communications, Inc.
3450 W. Warren Avenue
Fremont, CA 94538

        Re: Quantenna Communications, Inc.
                Draft Registration Statement on Form S-1
                Submitted July 8, 2016
                CIK No. 0001370702

Dear Mr. Heidari:

        Our preliminary review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the form. In particular, your registration statement does not appear to include audited financial statements as required by Regulation S-X since the Report of Independent Registered Public Accounting Firm is not signed. We will not perform a detailed examination of the draft registration statement and we will not issue comments.

        You may submit a substantive amendment to correct the deficiencies. Please contact me at (202) 551-3528 with any questions.

                                Sincerely,

                                /s/ Amanda Ravitz

                                Amanda Ravitz
                                Assistant Director
                                Office of Electronics and Machinery

cc: John T. Sheridan, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.